Exhibit 99.1

Solaris Provides Update on Warintza Operations, Optimization Progress,
and Appointment of Leading Consultants for the EIA and PFS

May 07, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to provide an operations update, including site optimization efforts that have resulted in significantly improved productivity and cost savings under new Chief Operating Officer (“COO”), Mr. Javier Toro, as well as the appointment of leading independent consultants in support of the Environmental Impact Assessment (“EIA”) in H2/24 and Pre-Feasibility Study (“PFS”) in H2/25 for the Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador.

Project Update and Milestones

●	Drilling continues to ramp up with six rigs having completed over 5,400m in April, nearly a new monthly record for the Project, toward a minimum program of 30km of resource growth and infill drilling budgeted for 2024
●	EIA on track for completion in H2/24, with studies and work programs ongoing under the direction of a proven Ecuadorian environmental consulting firm who has supported Ecuador’s largest copper and gold mines, ESSAM Cía. Ltda. (“ESSAM”)
●	PFS on track for completion in H2/25, with support of leading international consulting firms, including: Ausenco Engineering (“Ausenco”) for infrastructure and processing; Knight Piésold Consulting (“Knight Piésold”) for technical studies and engineering designs; and AMC Consultants (“AMC”) and Minsys Mining Systems (“Minsys”) for mining
●	Significantly increased site productivity and efficiency of operations from infrastructure development and optimization, logistics and practices, generating a 26% reduction in drilling costs to US$229/m and contributing to significant savings against the Q1/24 budget
●	Funding in place for planned 2024 and 2025 programs through the offtake financing package announced in December, with the strategic investment announced in January intended to support an expansion of activities and continued consolidation of the surrounding district

Mr. Javier Toro, COO, commented: “We are excited with the improvements we have made at site where our team is approaching record monthly drilling rates with significantly fewer rigs than at prior peaks. We are also pleased to be making progress in advancing studies and work programs to support the completion of the EIA in H2/24 and PFS in 2025. Warintza is a very unique project given its global scale and location in a mining district adjacent to infrastructure at low elevation.”

Project Update

Drilling – Drilling continues to ramp up, with six rigs having completed over 5,400m in April, nearly a new record monthly meterage for the Project. A minimum of 30km is budgeted in 2024 for resource growth and infill drilling, with some of these holes doubling to provide technical data for mine design and mine planning purposes to support technical studies. In addition, the updated mineral resource is on track for completion at the end of June for release in early July by Mr. Mario E. Rossi, FAusIMM, SME, IAMG, of Geosystems International Inc. who is a leading porphyry specialist and completed the prior estimate.

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EIA – Solaris has engaged ESSAM, an Ecuadorian environmental consultant accredited by the Ministry of Environment of Ecuador, to assist in finalizing and submitting the EIA for the exploitation phase of the Warintza Project for regulatory review and approval in H2/24, after more than three years of baseline environmental monitoring, data collection and studies from prior permitting efforts. ESSAM has been involved with Ecuador’s largest copper and gold mines supporting in environmental audits, monitoring and studies.

Metallurgy & Processing – Ausenco has been appointed to conduct metallurgical studies and process plant design for the Project. Activities are focused on throughput definition, metallurgical recovery for copper, molybdenum and gold to supplement the test work completed in 2023 (refer to press release dated January 23, 2023), in addition to tailings testing and process plant design. Metallurgical drilling holes are already underway and laboratory testing is planned during May.

Technical & Engineering – Knight Piésold has been appointed to carry out detailed geotechnical, hydrogeological, geochemistry, and design studies for the pit, Waste Rock Facility (“WRF”) and Tailings Management Facility (“TMF”). Knight Piésold has reviewed the drilling plan for the geotechnical and hydrogeological pit design and dewatering with this drilling already underway. Drilling plans have been reviewed for the TMF and WRF with this drilling program expected to start at the end of May. A site-wide water balance and water management plan study is currently underway. In addition, Knight Piesold has carried out the preliminary Project description report that will provide the baseline for the EIA.

Mine Planning – AMC and Minsys have been appointed to undertake mine scheduling and related trade-off studies. This work will develop mine plans and assess the impact of different mining rates, mill throughput rates, cut-off grades and stockpiling strategies in order to optimize the capital efficiency and IRR and NPV of the Project.

Infrastructure – In addition, Ausenco has been appointed to oversee the initial internal and external infrastructure assessments including mine infrastructure, offices, logistics, power, roads and port facilities. The Company is continuing to coordinate with Electric Corporation of Ecuador to provide renewable hydroelectric-power as the primary power source for the Project, with the first phase of the adjacent Santiago G8 project (1,200MW) projected to be in operation late this decade.

Funding

As at March 31, the Company had an unaudited cash balance of approximately US$29 million, with an additional US$40 million expected from the offtake financing package (refer to press release dated December 11, 2023) to fund the planned 2024 and 2025 programs. Upon closing the strategic investment announced in January, the Company plans to expand activities and continue consolidation of the surrounding district.

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PFS Project Team

To support the PFS expected in H2/25, the Company has appointed leading international consulting firms, with relevant expertise applicable to the development and optimization of large-scale copper mining operations in the Americas. These independent consultants will supplement an in-house team led by Mr. Javier Toro, which already includes key technical staff recruited from senior copper mining companies.

Area of Responsibility	Qualified Person Consultant	Scope
Resource Estimate	Geosystems International Inc.	Update mineral resource estimation
Metallurgy and Processing	Ausenco Engineering	Metallurgical studies and process plant design
Mine Planning	AMC Consultants and Minsys Mining Systems	Strategic and Life of Mine planning
Internal and External Infrastructure	Ausenco Engineering	Internal: Mine infrastructure, offices, logistics External: Power, roads, ports
Technical studies (Geotech, Hydrogeologic, Chemical)	Knight Piésold Consulting	Drilling, sampling, testing; water balance, water management
Engineering studies (Pit, WRF, TMF)	Knight Piésold Consulting	Civil and geotechnical design
Environment	ESSAM Cía. Ltda.	Environmental impact studies in support of the EIA
Social	ESSAM Cía. Ltda.	Social impact studies in support of the EIA

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

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Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that the Environmental Impact Assessment is due in H2/24 and Pre-Feasibility Study in H2/25, site optimization efforts have resulted in significantly improved productivity and cost savings under new Chief Operating Officer, a minimum program of 30km of resource growth and infill drilling budgeted for 2024, EIA on track for completion in H2/24, with studies and work programs ongoing under the direction of ESSAM Cía. Ltda., PFS is on track for completion in H2/25, with support of leading international consulting firms, including: Ausenco Engineering for infrastructure and processing; Knight Piésold Consulting for technical studies and engineering design; and AMC Consultants and Minsys Mining Systems for mining, significantly increased site productivity and efficiency of operations from infrastructure development and optimization, logistics and practices, generating a 26% reduction in drilling costs to US$229/m and contributing to significant savings against the Q1/24 budget, funding in place for planned 2024 and 2025 programs through the offtake financing package announced in December, with the strategic investment announced in January intended to support an expansion of activities and continued consolidation of the surrounding district, a minimum of 30km is budgeted in 2024 for resource growth and infill drilling, with some of these holes doubling to provide technical data for mine design and mine planning purposes to support technical studies, the updated mineral resource is on track for completion at the end of June for release in early July, Ausenco has been appointed to conduct metallurgical studies and process plant design for the Project with activities focused on throughput definition, metallurgical recovery for copper, molybdenum and gold in addition to tailings testing and process plant design, metallurgical drilling holes are already underway and laboratory testing is planned during May, Knight Piésold has been appointed to carry out detailed geotechnical, hydrogeological, geochemistry and design studies for the pit, Waste Rock Facility and Tailings Management Facility, AMC and Minsys have been appointed to undertake mine scheduling and related trade-off studies and will develop mine plans and assess the impact of different mining rates, mill throughput rates, cut-off grades and stockpiling strategies in order to optimize the capital efficiency and IRR and NPV of the Project, Ausenco has been appointed to oversee the initial internal and external infrastructure assessments including mine infrastructure, offices, logistics, power, roads and port facilities and the Company is continuing to coordinate with Electric Corporation of Ecuador to provide renewable hydroelectric-power as the primary power source for the Project, As at March 31, the Company had an unaudited cash balance of approximately US$29 million, with an additional US$40 million expected from the offtake financing package to fund the planned 2024 and 2025 programs, and upon closing the strategic investment announced in January, the Company plans to expand activities and continue consolidation of the surrounding district. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the completion of the EIA and PFS, 2024 and 2025 baseline programs and funding, that all conditions required to draw down the remaining US$40 million of offtake financing will be obtained, that such remaining US$40 million of offtake financing will close, that all conditions required to close the Company’s strategic financing will be obtained including (i) receipt of the requisite approval of the TSX, (ii) receipt of regulatory approval under the Investment Canada Act, and (iii) receipt of regulatory approval from the relevant authorities in the People’s Republic of China, and that closing of the strategic financing will occur. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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